EZJR, Inc.
                              A Nevada Corporation
                        2235 E. Flamingo, Suite 114
                             Las Vegas, NV  89119
               Telephone: (702) 631-4251  o  Fax:  (702) 221-1963



January 28, 2010


VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

Mail Stop 3030

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Jay Mumford, Attorney

Re:    EZJR, Inc.
       Registration Statement on Form 10
       Amended December 21, 2009
       File No.:  000-53810

Dear Mr. Mumford:

On behalf of EZJR, Inc. (the "Company"), this letter responds to your January 7, 2010 comment letter, concerning our Registration Statement on Form 10. A marked copy of our revisions to the Registration Statement is enclosed for your reference. We respectfully note the Staff's comments, and for your convenience, each of the comments has been reproduced below, followed by the Company's response to such comment.


1. We note that you have submitted to the Edgar file of the company you acquired in 2008 your responses to our prior comments. Please submit those responses and any subsequent correspondence regarding your filings to your Edgar file.

Response: We shall submit previous and subsequent correspondence regarding our filings to our EDGAR file No. 000-53810.

Business History, page 3
------------------------

2. Please expand your response to prior comment 3 to provide us a complete analysis of how the spin off was eligible for the exemption from registration cited in your response to prior comment 3. Cite with specificity all authority on which you rely, and show clearly how you evaluated each of the factors in Staff Legal Bulletin No. 4 (September 16, 1997) available on the Commission's web site at http://www.sec.gov/interps/legal/slbcf4.txt. Note that Staff Legal Bulletin No. 4 provides that a spin off should be registered under the Securities Act when its purpose is to create a public market in the shares of a company that has no or minimal operations or assets.

Response: We believe the registration of the Company's common shares under the Securities Act is not required. According to Staff Legal Bulletin No. 4 (September 16, 1997) (the "Bulletin") the registration of shares distributed in a spin-off is not required under the Securities Act where:

   (1) the parent shareholders do not provide consideration for the spun-off shares;

   (2)  the spin-off is pro-rata to the parent shareholders;

   (3) the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;

   (4)  the parent has a valid business purpose for the spin-off; and

   (5) if the parent spins-off "restricted securities," it has held those securities for at least two years.

Here follows our analysis of each of these five conditions.

First, the shareholders of the Company did not provide any consideration for the spun-off shares. The shares were distributed as a stock dividend as of the record date without any consideration being provided by the Company's shareholders. Thus, there will be no "sale" within the meaning of the Securities Act of 1933, as amended (the "1933 Act").

Second, the spin-off were made pro-rata. The Company's shareholders received one share of IVPSA Corporation common stock for every one share of Eaton Laboratories common stock held as of the record date. The Company's shareholders had the same proportionate interest in Eaton Laboratories and in IVPSA Corporation both before and after the spin-off.

Third, as the Staff indicated in the Bulletin, whether the parent provides adequate information about the spin-off and the subsidiary to its security holders depends on whether the subsidiary is a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or a non-reporting company before and after the spin-off. The Company was a non-reporting company before and after the spin-off. The Company provided spin off information regarding IVPSA Corporation to the to the market through two press releases, and two Current Reports, filed by the parent before the spin-off. Additionally, the shareholders knew of the spin-off when they received their restricted shares in the mail.

Fourth, The Company had and has a valid business purpose for the spin-off. Specifically, the Company was competing for funding with its parent in order to move its medical device business plan forward.

Fifth, the shares of the Company's common stock were issued as restricted stock and will carried a legend indicating the restriction, which cannot be lifted without an exemption under the Securities Act of 1933, as amended. Further, there was no public market for the Company's common stock at the time of the spin-off.


3. Your response to prior comment 6 does not explain how the company you acquired in the July 2008 transaction complied with the Exchange Act rules regarding proxy statements and information statements in connection with obtaining approval for that July 2008 transaction. Therefore, we reissue the comment.

Response: The Company did not file a registration statement under the Securities Act of 1933 to register the spun-off securities. The spun-off securities were issued pro rata to the common stockholders of Eaton without any cash or any other consideration, as a result, there is no "sale" of securities under these circumstances. If it is considered a "sale", then registration under Section 5 of the Securities Act of 1933 would be required.


4. Please expand your response to prior comment 8 to clarify whether there were any other relationships between you, your affiliates and the company you acquired in July 2008 and its affiliates. In this regard, we note for example the Form S-8 filed by AngioGenex on May 25, 2007 and Duska Therapeutics on May 3, 2007.

Response:  As stated, the CEO of the Company we acquired owned one hundred
(100) shares of IVPSA, out of 10,873,750 issued and outstanding shares. When we purchased the original EZJR, the CEO of the original EZJR cancelled all of his shares in the orignal EZJR. We believe he still owns his original one hundred (100) shares of the Company. We added this disclosure under "Certain Relationships and Related Transactions, and Director Independence." This is the only affiliation we are aware of between the company we acquired in July 2008 and its affiliate. With regards to the two major shareholders of the Company, they did acquire stock in AngioGenex and Duska Therapeutics along with the son of the affiliated shareholder. The affiliated shareholder of the original EZJR did not receive any shares in AngioGenex and Duska.

5. We note your statement that the purpose of the July 2008 acquisition was to "take over [the target's] reporting requirements." However, because it appears that you did not issue securities to the security holders of the target in the acquisition, Rule 12g-3 does not deem a class of your securities to be registered under the Exchange Act. Please revise to clarify that the disclosed purpose of the acquisition was not achieved.

Response: In the last two sentences on the bottom of page 3, we added the disclosure that "Since we did not issue securities to the security holders of the target in the acquisition, the purpose of the acquisition was not achieved. Therefore, we are filing this Form 10 to register our Company."


Exclusive Option Agreement, page 4
----------------------------------

6. Given your response to prior comment 10, it appears that for two years you have been unable to develop the technology into the product that you mention in your filing, that you no longer have an agreement providing you any legal right to the technology, and that you have not engaged in significant efforts to develop the technology at least since the previous agreement expired. Therefore, it remains unclear why you believe it is appropriate to base your disclosure regarding your operations throughout this document on the technology related to the expired agreement. Please advise or revise your entire document substantially to remove the implication that the technology is the basis of your business and operations.

Response: We have been working very closely with Dr. Avitsian, anesthesiologist, and inventor of the particular catheter at the Cleveland Clinic. Dr. Avitsian has interviewed with us a number of design engineers to build a prototype for this catheter. He recognizes that his invention needs to be designed differently to make a functional working model that can be replicated at an economical price. We have not given up on this project.
Dr. Avitsian remains hopeful that we can find another method to overcome this design issue. Further, Dr. Avistsian recognizes that time, money and effort we put into this project. He has indicated that if we are unable to develop this working model, he has other medical device inventions he would like us to help him commercialize. Therefore, we are not ready to abandon our original business plan.


Prototype Development, page 5
-----------------------------

7. Please disclose when your officer paid the $25,000, specifically what Interplex did to develop the prototype, when Interplex performed those services, when Interplex last undertook substantial efforts to develop the product, and any remaining enforceable obligations Interplex has to you under the November 2007 agreement. Also provide us your analysis of whether your agreements with Interplex must be filed as exhibits to this registration statement.

Response: As disclosed in the Company's financial statement, the Company spent $17,037 in research and development. Almost all of this expense represents monies spent with Interplex Medical LLC. The Company had a purchase order with Interplex not to exceed $25,000. The management of the Company paid Interplex upon entering into this purchase agreement in early 2008. Fees were paid to Interplex through fiscal year 2008. At that time, the Company, Dr. Avistsian, and Interplex reached an understanding that additional research would be placed on hold until Dr. Avistsian could help resolve the design issue with this catheter. We did not have a formal agreement for services with Interplex. It was a purchase order for preliminary design and development activities. If the design was successful, it was then our understanding to enter into a formal agreement to start the work to bring the catheter through the FDA approval process. Therefore, since this was only a purchase order for services, we did not believe it should be filed as an exhibit.

8. Please file as an exhibit to this registration statement the agreement with your officer mentioned in this section and on page 24.

Response: EZJR signed a "purchase order" with Interplex Medical LLC of Midford, OH, to help the Company develop a working prototype. The Company has not entered into any formal agreement with Interplex.


Existing or Probable Government Regulations, page 6
---------------------------------------------------

9. We note your statement that "management believes our potential catheter will be classified as a 'Class-II' device." Please clarify whether this statement means that the potential products will require pre-market approval. Also clarify the basis for your statement given your disclosure regarding your lack experience in this area.

Response: According to Title 21 CFR 880.5200 - Food and Drugs Part 880-General Hospital and Personal use devices, subpart F - General Hospital and Personal Use Therapeutic Devices --

"The identification and classification of an Intravascular catheter:

(a) Identification. An intravascular catheter is a device that consists of a slender tube and any necessary connecting fittings and that is inserted into the patient's vascular system for short term use (less than 30 days) to sample blood, monitor blood pressure, or administer fluids intravenously. The device may be constructed of metal, rubber, plastic, or a combination of these materials.

(b) Classification. Class II (performance standards)."

EZJR Funding Requirements, page 8
---------------------------------

10. Please provide us copies of the proposals that you mention in response to prior comment 13.

Response: Supplementally, we have enclosed with this correspondence proposals from Hantel Medical Devices and Interplex Medical LLC.


Risk Factors, page 10
---------------------

11. Please tell us how you determined that your responses to prior comments 14 and 24 are complete. We note that the responses do not address companies like Political Calls, Inc.

Response: We addressed your comment to companies where the major shareholders of EZJR were considered principal sharesholders of other companies, pursuant to the reporting requirements of Section 16 of the Securities Exchange Act of 1934.

The FDA Approval Process Can Be Very Lengthy, page 14
-----------------------------------------------------

12. We note the revision in response to prior comment 17. If the "amount of months" could reasonably be years, please revise to remove the implication that the process is expected to last less than one year.

Response: We have revised the disclosure that the FDA approval process could take a number of years prior to approval.


Holders of Our Common Stock Have A Risk, page 19
------------------------------------------------

13. We note your response to prior comment 15. If your affiliates have a relevant history of engaging in the type of transactions that generate this risk, please clearly state the extent of that history.

Response: We have expanded Risk Factor 19 which clearly states the extent of the relevant history concerning the change of control or the focus of the Company can take place without a non-affiliated shareholder vote.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
--------------------------------------------------------------------------

Overview, page 22
-----------------

14. Please provide the full name of "Dr. Avitsian." Also tell us with specificity the date, nature and result of each of your actions taken to develop the product in the past 12 months. Include only actions that the registrant has taken, not actions of the Cleveland Clinic, Dr. Avitsian or other parties.

Response: Dr. Avitsian full name is Rafi Avitsian, M.D. We have updated the disclosure to include his full name. In the last twelve months, we have searched, without success, for other engineering firms that can design this catheter to be mass produced on an economical basis. We have communicated with Dr. Avitsian concerning our progress, and we have asked him for his help in developing other ideas to make this catheter project feasible.

Going Concern, page 24
----------------------

15. We recognize your response to our comment 22. However, we do not see in the liquidity/going concern discussion in your MD&A the added disclosure you refer to in your response regarding Interplex Medical LLC's development fees. Please add this disclosure or tell us why you believe it is not required.

Response: We have expanded the disclosure under "Going Concern," that better references our response regarding the Interplex development fees.


16. We note the revised disclosure in response to prior comments 21 and 22. Please tell us how you are accounting for the payment of expenses on your behalf by the sole officer to the company.

Response: On our financial statements we have disclosed the dates and amounts of contributed capital by sole officer. This appears on the Statements of Stockholders' Deficit. As stated in the registration statement, the sole officer will not seek reimbursement for the monies expended.


Properties, page 24
-------------------

17. Please reconcile your statement in this section regarding "rented space" with your disclosure on page 29 that you do not rent any property.

Response: We have deleted the term "rented," and added the disclosure that this space is being provided by the Company's director on a rent free basis.

18. We note your response to prior comment 23. Please disclose when the lease expires, and file the agreement as an exhibit to the registration statement.

Response: Prior comment 23 erroneously used the term "rented space." The disclosure has been corrected, the Company has no lease agreement, as stated in the registration statement.

Directors and Executive Officers, page 26
-----------------------------------------

19. With a view toward clarified disclosure, please tell us when Mr. Jesky was a document preparer for the Law Offices of Thomas C. Cook. We note for example the statements in the Form S-8 filed by AngioGenex on May 25, 2007 and Duska Therapeutics on May 3, 2007.

Response: Mr. Jesky worked on a limited basis under the supervision of Thomas C. Cook, Esq., in drafting documents for the Law Offices of Thomas C. Cook, Ltd. Mr. Jesky and Mr. Cook have been friends for the past thirteen years.

Affiliated Companies, page 27
-----------------------------

20. Please disclose the first sentence of the last paragraph to your response to prior comment 24.

Response: We have added the following disclosure that "None of these companies generated any revenue before the change-in-control transaction," as the last line under affiliated companies.

Certain Relationships and Related Transactions, page 29
-------------------------------------------------------

21. Please clarify the amounts contributed to the operation of the company by your officer and director to date as you describe in the penultimate paragraph.

Response: We have added disclosure to clarify the amounts contributed to the operation of the Company.


Item 9(a) Market Information, page 30
-------------------------------------

22. It appears that you did not issue securities to the security holders of the target in your July 2008 acquisition; therefore, we are unable to agree that that a class of your securities was deemed registered under the Exchange Act pursuant to Rule 12g-3 in connection with the acquisition. We reissue prior comments 29, 30, 31, and 32.

Response: We respectfully note the Staff's comment. We really believe, under the advice of our counsel, that when the original EZJR and IVPSA merged, under Nevada law, the two companies became one entity. As a single entity, with IVPSA surviving, and the original EZJR no longer in existence, IVPSA was deemed registered under the Exchange Act pursuant to Rule 12g-3 in connection with the acquisition.

We came the conclusion that we are not going to win this argument. It is for this reason we are filing this Form 10. Per your Comment No. 5 above, we have added to the registration statement the disclosure that "Since we did not issue securities to the security holders of the target in the acquisition, the purpose of the acquisition was not achieved. Therefore, we are filing this Form 10 to register our Company."


Item 13.  Financial Statements and Supplementary Data, page 32
--------------------------------------------------------------

23. We refer to your disclosure before the table which states that the table includes those financial statements included in the registration statement that are audited. Since the financial statements for the quarter ending September 30, 2009 are unaudited, please revise your disclosure appropriately.

Response: We have clearly indicated in the table that the September 30, 2009 financials are unaudited.


Item 14 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 31
-----------------------------------------------------------------------

24. We note your disclosure as to the dismissal of Moore and Associates, Chartered. Please file the Exhibit 16 letter from Moore and Associates, Chartered as required by Item 304(a)(3) of Regulation S-K with your next amendment. If you are unable to obtain an Exhibit 16 letter from Moore and Associates, Chartered at the time you file an amended Form 10 please disclose this fact in the Form 10.

Response: Moore and Associates did not respond to our request for an Exhibit 16 letter; therefore, we added this disclosure to the amended Form 10.


Financial Statements, page F-1
------------------------------

25. Your response to prior comment 36 did not tell us the reasons for the differences noted in your audited financial statements. For example, it appears that accounts payable increased by $7,500 as of June 30, 2008 and total expenses decreased by $4,504 for the year ended June 30, 2008. Please tell us the reasons for the changes in your audited financial statements and how you considered the disclosure requirements of section 250-10-50 of FASB ASC.

Response: The increase in the accounts payable as of June 30, 2008 was monies owned to Interplex Medical LLC. The decrease was due to an adjustment in reporting the expense from Interplex Medical LLC. These are invoices 10440 and 10411 from Interplex. Said differently, in the latest audit we broke out each invoice for services into accounts payable, whereas, our former auditor required that the invoices be grouped together and expensed at the time of payment. Per your comment 28 below, we have disclosed under "Summary of Significant Accounting Practices" that our research and development costs are expensed as incurred. This is now reflected in our latest financials.

26. Further, your response states that your former auditor prepared your financial statements. Please tell us about your consideration of Rules 2-01(b) and 2-01(c)(4) of Regulation S-X which requires that your auditor be independent and states that if your accountant prepares your financial statements filed with us they would not be independent. Please similarly discuss the involvement of your current auditor with your financial statements and your consideration of Rule 2-01 with respect thereto.

Response: In our prior response to Question 36, we erroneously use the word "prepared" when we stated "It was our former auditor who prepared the previously filed audited financial statement." Our former auditor did not prepare our financials, the auditors only "audited" the financials. Pursuant to Regulation S-X, Rule 2-01 our current auditors are qualified and independent of our Company both in fact and in appearance.

Note 1.  General Organization and Business, page F-7a
-----------------------------------------------------

27. We note your response to prior comment 35. Please disclose the amount and type of consideration paid for the shares of EZJR. Please also disclose how you accounted for the acquisition and tell us how this transaction is reflected in your statements of cash flows.

Response: As stated in the Company's "Business History" in the last paragraph on Page 3 of the amended Form 10 Registration Statement, the shares were purchased from the sole shareholder of the original EZJR for $4,000 cash. The transaction was not recorded because it took place between two individual entities; therefore, it would not be reflected on the Company's financials.


Note 2.  Summary of Significant Accounting Practices, page F-8a
---------------------------------------------------------------

28. As previously requested in prior comment 41, please revise your summary of significant accounting policies to include a discussion of your accounting policies for research and development costs. Refer to paragraph 730-10-25-1 of FASB ASC.

Response: We have added a "research and development costs" section in the Summary of Significant Account Practices on page F-8a.

29.  We note the revised disclosure in response to prior comment 42.
     However, your disclosure that you recognize revenue on an accrual basis as you invoice for services seems premature given that you have no arrangements with customers for products or services and therefore would not be able to review the terms of any contracts in determining that policy. Further, in the next sentence you also refer to services.
     Since it appears that you are trying to develop a medical product, please tell us why your revenue recognition policy relates to services.

Response: We have updated our Revenue Recognition Policy to comply with the provision of SEC Staff Accounting Board ("SAB") No. 104, Revenue Recognition. SAB No. 104, which supersedes SAB No. 101, Revenue Recognition in Financial Statements.


Note 6.  Exclusive Option Agreement, page F-11a
-----------------------------------------------

30. Please revise the disclosure added in response to prior comment 39 to include a discussion of how you accounted for the option agreement. Your disclosure that you accounted for the agreement as an option contract does not explain your accounting for the costs incurred under the agreements under U.S. GAAP.

Response: The cost of the option agreement was recognized when incurred. We have added this disclosure to the Exclusive Option Agreement financial footnote.


Acknowledgements
----------------

The undersigned, on behalf of the Company, acknowledges the following:

1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mumford, we want to thank you for the time and effort you spent in helping us with the applicable disclosure requirements for our amended Form
10.  We hope our responses satisfactorily address your comments.

Respectfully submitted,

EZJR, Inc.

By:  /s/  T J Jesky
---------------------------------
          T J Jesky
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel



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